SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

Vertigo Naos Building 6,

Rue Eugene Ruppert,

L-2453, Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Luxembourg, March 23, 2018 - ADECOAGRO S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K) (“Adecoagro” or “Company”), a leading agro industrial company in South America, is pleased to announce today the submission of an investment proposal to partner with SanCor Cooperativas Unidas Limitadas (“SanCor”), one of the leading dairy processors of Argentina (the “Offer”).

The Offer remains subject to the approval of the constituent members of the SanCor cooperative. In addition, the Offer is also subject to the satisfaction of certain conditions precedent relating to SanCor’s restructuring and refinancing of SanCor’s indebtedness as well as SanCor and Adecoagro agreeing on formal documentation.

This proposal is part of the Company’s strategy to vertically integrate its dairy business under the highest quality and sustainability standards and enter into the dairy retail market with a well-established brand. This initiative also evidences the Company’s commitment to pursue accretive investments and increase shareholder value.

About Adecoagro

Adecoagro is a leading agro industrial company in South America. Adecoagro owns over 247 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.9 million tons of agricultural products including sugar, ethanol, bio-electricity, milled rice, corn, wheat, soybean and dairy products, among others.

About Sancor

SanCor is one of the largest milk processors in Argentina. The Company produces a wide range of dairy products, including milk, powdered milk, cheese, cream. SanCor is a well-established brand with more than 80 years in the marketplace. The Company owns several industrial assets with a total milk processing capacity of 4 million liters per day.

For further information, contact:

Investor Relations Department

Charlie Boero Hughes

CFO

Juan Ignacio Galleano

IRO

Email: ir@adecoagro.com

Tel: +54 (11) 4836-8624

Forward-Looking Statements

This Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this Form 6-K.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this Form 6-K relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: March 23, 2018.	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer